STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	January 19, 2007
Corporate Office:	#SRU-01-07
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD RESOURCES ANNOUNCES NEW PRESIDENT AND CEO AND NEW
APPOINTMENT TO BOARD OF DIRECTORS

VANCOUVER, B.C. (January 19, 2007) – Starfield Resources Inc. (“Starfield” or “the Company”) (TSX.V: SRU and OTC BB: SRFDF) is pleased to announce the appointment of André J. Douchane as President and Chief Executive Officer, effective February 1, 2007.

Mr. Douchane, a seasoned mining executive, has nearly 35 years experience in the mining industry at all levels, including development, construction, operations and corporate administration. He received a degree in Mining Engineering from the New Mexico Institute of Mining and Technology and is also a graduate of the Executive Business Program at the Kellogg School of Business. Mr. Douchane has experience in both open pit and underground mining, acquired through his work at operations in Australia, South America and the United States. He has held senior positions with several leading precious and base metal producers including: North American Palladium Ltd. (presently Chairman and formerly President and Chief Executive Officer), Chief Consolidated Mining Co. (formerly President and Chief Operating Officer), Franco-Nevada Mining Corp. (formerly Vice President Operations), Battle Mountain Gold (formerly Vice President Operations), Battle Mountain North America (formerly President) and Round Mountain Gold Company (formerly Vice President and General Manager).

Mr. Douchane said, "I'm happy to be joining the team and I'm looking forward to the challenge of moving this Company forward.”

Glen Indra will step down as President & CEO as of February 1, 2007 but will stay on the board as a director until the Company’s next annual general meeting to facilitate an efficient transition. "I am delighted that Starfield has advanced to the point where it can engage a new CEO with Mr. Douchane’s experience and successful track record. I am confident that the development of the Ferguson Lake Project will be accelerated under his capable direction", said Mr. Indra.

Mr. Norman Betts has been appointed to the position of Chairman of the Board. Mr. Betts has been Starfield’s Lead Independent Director since December 2006. David R. Lewis, the company’s Chief Financial Officer has had his role expanded to include Corporate Secretary.

Mr. H. Stuart Bottomley of London, England has been appointed to the Board of Directors. Mr. Bottomley worked initially as a stockbroker in the City of London and became a portfolio manager in 1972. He worked with the Target Group of Unit Trusts for the first 12 years, the last 4 under the ownership of Jacob Rothschild. In 1984, he joined Fidelity International in London, working for the ERISA group, focused on UK and European markets. Since leaving Fidelity, Mr. Bottomley has consulted for numerous private and public companies. He is currently a Non executive Director of Centamin Egypt Plc., African Consolidated Resources Plc., and Verona Pharma Plc.

About Starfield Starfield Resources Inc. is an advanced exploration and development company focused on its Ferguson Lake Copper- Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed 132,000 metres of diamond drilling in 355 holes. A NI 43-101 technical report dated May 15, 2006 by N.C. Carter PhD., P.Eng. was filed on SEDAR and on the Starfield website on May 25, 2006. A developing feature of this mineral district is the significant discovery of high grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield's Ferguson Lake Project is unfolding as Nunavut's largest ongoing base and precious metal project.

On behalf of the Board of Directors,

Norman Betts,
Chair

Caution concerning forward-looking statements This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

Michael Joyner	or	Glen Indra
The Equicom Group		Starfield Resources Inc.
416-815-0700 ext.275		1-877-233-2244
mjoyner@equicomgroup.com		www.starfieldres.com